FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Q3 AND YTD RESULTS

Q3 Net Loss $0.13 per share ($0.11 fully diluted)
YTD Net Income $0.21 per share ($0.19 fully diluted)

Vancouver, Canada, January 4, 2013, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its third quarter of fiscal 2012, which ended November 30, 2012. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Gross revenue for Q3 2012 was $4,081,000, versus $4,474,000 in the same period of last year. The decrease was due to a reduction in demand for the Company’s co-packing services in the quarter, a delay in delivery of product for a seasonal promotion and a lag in listings of the Company’s juice brands due to a change in packaging format.

Q3 2012 net loss was $(376,000) or $(0.13) per share [$(0.11) fully diluted] versus net income of $245,000 or $0.07 per share [$0.07 fully diluted] in the same quarter of fiscal 2011. YTD net income was $627,000 or $0.21 per share [$0.19 fully diluted], versus a net income of $1,339,000 or $0.39 per share [$0.37 fully diluted] in the first three quarters of last year.

Q3 2012 net loss before stock based compensation (SBC) was $(344,000) or $(0.12) per share [$(0.10) fully diluted] versus $272,000 or $0.08 per share [$0.08 fully diluted] in the same quarter last year.

YTD net income before SBC $750,000 or $0.25 per share [$0.22 fully diluted] as compared to $1,599,000 or $0.40 [$0.38 fully diluted] a year ago.

Q3 2012 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $(261,000) or $(0.09) per share [$(0.08) fully diluted], versus a positive $556,000 or $0.17 per share [$0.16 fully diluted] during the same period last year. YTD EBITDAS was $1,567,000 or $0.51 per share [$0.47 fully diluted] versus $2,789,000 or $0.80 per share [$0.76 fully diluted] in the first three quarters of fiscal 2011.

The Company is extremely disappointed in this quarterly loss, following on 14 consecutive quarters of positive EBITDAS generating $11,000,000. Approximately $150,000 of this loss was occasioned by extraordinary items. Additionally, the Company could have – as in past years – reacted more quickly and decisively to its seasonal slowdown to mitigate the impact on profitability. Changes are in the process of being implemented to avoid a recurrence.

Non-GAAP Net Income before SBC is determined as follows:

	Q3	Q3	YTD	YTD
	2012	2011	2012	2011
Net Income (loss)	$(376,000)	$245,000	$628,000	$1,339,000
Add back SBC	32,000	27,000	122,000	260,000
Net income before SBC	$(344,000)	$272,000	$750,000	$1,599,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q3	Q3	YTD	YTD
	2012	2011	2012	2011
Net Income (loss) per share	$(0.13)	$0.07	$0.21	$0.39
Add back SBC per share	0.01	0.01	0.04	0.07
Net Income per share before SBC	$(0.12)	$0.08	$0.25	$0.46

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q3	Q3	YTD	YTD
	2012	2011	2012	2011

Net Income (loss)	$(376,000)	$245,000	$628,000	$1,339,000

Add back:
Interest	4,000	14,000	11,000	64,000
Depreciation and Amortization	177,000	170,000	499,000	506,000
Non-cash stock based compensation	32,000	27,000	122,000	260,000
Non-cash income tax expense	(98,000)	100,000	307,000	620,000

Total Add Backs	115,000	311,000	939,000	1,450,000

EBITDAS	$261,000	$556,000	$1,567,000	$2,789,000

EBITDAS per share reconciles to earnings per share as follows:

	Q3	Q3	YTD	YTD
	2012	2011	2012	2011

Net Income (loss) per share	$(0.13)	$0.07	$0.21	$0.39

Add back:
Interest	0.00	0.01	0.00	0.02
Depreciation and Amortization	0.06	0.05	0.16	0.14
Non-cash stock based compensation	0.01	0.01	0.04	0.07
Non-cash income tax expense	(0.03)	0.03	0.10	0.18

EBITDAS per share	$(0.09)	$0.17	$0.51	$0.80

Gross profit margin for the quarter was 26.2%, down from 36.9% in the same quarter last year. This quarter’s margin was directly impacted by extraordinary items, listing fees and poor promotional performance. In the past several years the Company has maintained gross profit margin in excess of 35%, as presently calculated.

Discounts, rebates and slotting fees were $315,000 in Q3 2012, up from $240,000 in Q3 of the prior year. SG&A expenses were $1,261,000 in Q3 of fiscal 2012, versus $1,070,000 in the comparative period of the previous year. The principal differences were costs relating to the test marketing of a new brand.

As at the end of Q3 2012 the Company had cash and available credit totaling approximately $997,000.

During Q3 2012 the Company repurchased an additional 34,785 shares of its common stock at an average price of $4.13 US per share, pursuant to its share repurchase program. As at November 30, 2012 the Company had outstanding 2,927,563 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program at appropriate times.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading

Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, UnWine®, PureRed®, and PureBlack® SuperJuices via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™
©2013 Leading Brands, Inc.

This news release is available at www.LBIX.com
# # #
(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF
INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN
DOLLARS)

	Three
	months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	November	November 30,	November 30,	November 30,
	30, 2012	2011	2012	2011

Gross revenue	$4,080,852	$4,474,037	$14,715,968	$15,548,894
Less: Discounts, rebates and slotting fees	(315,365)	(239,533)	(868,282)	(837,728)
Net revenue	3,765,487	4,234,504	13,847,686	14,711,166

Expenses (Income)
Cost of sales	2,778,952	2,670,187	8,714,255	8,809,493
Selling, general and administration expenses	1,261,799	1,070,709	3,610,394	3,359,611
Depreciation of property, plant and equipment	176,760	170,002	498,501	505,645
Interest expense	4,219	17,282	14,371	73,577
Loss on disposal of assets	34,466	-	52,606	9,622
Interest income	-	(2,852)	(2,907)	(9,578)
Change in fair value of derivative liability	(20,158)	(24,607)	21,154	19,258
Foreign exchange gain	3,785	(11,045)	4,336	(16,217)
	4,239,823	3,889,676	12,912,710	12,751,411

Income (loss) before income taxes	(474,336)	344,828	934,976	1,959,755

Income tax expense (recovery)	(98,043)	99,702	307,313	620,579

Net income (loss) and other comprehensive income (loss)	$(376,293)	$245,126	$627,663	$1,339,176

Basic income (loss) per share	$(0.13)	$0.07	$0.21	$0.39

Weighted average number of shares outstanding – basic	2,958,262	3,283,304	3,048,719	3,466,462

Diluted income (loss) per share	$(0.11)	$0.07	$0.19	$0.37

Weighted average number of shares outstanding – diluted	3,291,429	3,467,719	3,362,244	3,650,877